Exhibit 99.1

Dejour Energy to Present at RedChip’s 2011 Small-Cap
New York Conference

Denver, Colorado, October 19, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas company, announced today that its Director of Investor Relations, Craig Allison, will present at RedChip’s 2011 Small-Cap New York Conference on November 9, 2011 at the Harvard Club of New York. The event will be webcast live and archived for 90 days at http://www.redchip.com.

Dejour will also be available for one-on-one meetings with investors at the conference. To schedule a meeting with the Company, please call Jon Cunningham at 407-644-4256, Ext. 107, or email jon@redchip.com. For more information about the conference, please visit http://www.redchip.com/conference.

“We are pleased to detail our successful production progression to the investment community at this highly trafficked venue. Dejour has achieved important milestones in 2011 and enacted key initiatives to unlock real value from its asset portfolio in 2012 and beyond," iterated CEO Robert Hodgkinson.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.
The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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